UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

150 Pierce Road, 6th Floor

Itasca, IL 60143

(847) 700-8064

Copy to:

Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

(212) 294-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,077,099(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,077,099(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,077,099(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.93%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes 1,223,584 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 4,077,099(1)(2)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 4,077,099(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,099(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.04%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) The reporting person disclaims beneficial ownership of 4,077,099 of such shares.

(2) Includes 1,233,584 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,093,479(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,093,479(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,479(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.12%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) The reporting person disclaims beneficial ownership of the shares.

(2) Includes 1,233,584 shares of Common Stock underlying convertible securities.

(3) 16,380 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

END OF COVER PAGES

The Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2014 (the “Initial Schedule”), as amended and restated by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on February 25, 2015 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2016. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule.

This Amendment No. 3 is being made to reflect changes in beneficial ownership as a result of certain transactions described in Item 4 below. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons on the Initial Schedule, as amended.

ITEM 1.	SECURITY AND ISSUER

The Issuer’s principal executive offices are located at 31-35th Street, Pittsburgh, Pennsylvania 15201.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by 1347 Investors LLC (the “1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara and (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons other than Mr. Cerminara is 150 Pierce Road, 6th Floor, Itasca, IL 60143. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 11422 Miracle Hills Drive, Suite 300, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

1347 Investors LLC	Private investment firm.
Larry G. Swets, Jr.	Member of the Board of Directors of the Issuer. A manager of 1347 Investors. Chief Executive Officer and Director of Kingsway Financial Services Inc.

D. Kyle Cerminara

A manager of 1347 Investors.

Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC.

Chief Executive Officer and Executive Chairman of the Board of Directors of Ballantyne Strong, Inc. (“BTN”).

Co-Chief Investment Officer of CWA.

The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The business address of Fundamental Global Investors, LLC is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

BTN is a Delaware corporation, with its principal executive offices located at 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154. BTN is a holding company with diverse business activities focused on serving the cinema, retail, financial and government markets. BTN and its subsidiaries design, integrate, and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

The principal business of CWA, a Florida limited liability company, is to provide wealth management, estate planning and family office services to individual investors. The business address of CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Persons are all citizens of the United States of America. 1347 Investors was formed under Delaware law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

On July 14, 2017, the Issuer entered into a preferred stock repurchase agreement (the “Preferred Stock Repurchase Agreement”) with 1347 Investors pursuant to which (a) the Issuer purchased from 1347 Investors a total of 120,000 shares of the Issuer’s Class A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), for an aggregate sum of approximately $4,092,153 in cash, (b) for a period of six months after such repurchase, the Issuer will have the right to repurchase from 1347 Investors in one or more transactions all or a portion of the remaining 280,000 shares of Preferred Stock owned by 1347 Investors for a purchase price equal to 130% of the liquidation value per share plus 130% of any and all accrued but unpaid dividends thereon as of the date of closing of the purchase of such shares and (c) 1347 Investors will not, with respect to the 509,500 shares of common stock held in escrow pursuant to its current lock-up arrangement that is to expire on July 20, 2017, sell or otherwise transfer such shares of common stock during the period from such expiration and ending on October 20, 2017.

The repurchase was funded through borrowings under the Issuer’s revolving credit facility and closed on July 14, 2017. The Issuer intends to retire the repurchased shares.

The foregoing description of the Preferred Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of thereof, which are included as Exhibit 1 to this Amendment No. 3 and is incorporated by reference herein.

ITEM 5.	INTERESTS OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Amendment No. 3 is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Amendment No. 3, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Preferred Stock Repurchase Agreement, dated July 14, 2017, by and between 1347 Investors LLC and Limbach Holdings, Inc. (incorporated by reference to the Current Report on Form 8-K (File No. 1-36541) filed with the SEC on July 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

1347 Investors LLC

By:	/s/ Larry G. Swets, Jr
Name: Larry G. Swets, Jr.
Title: Manager

By:	/s/ D. Kyle Cerminara
Name: D. Kyle Cerminara
Title: Manager

Larry G. Swets, Jr.

/s/ Larry G. Swets, Jr
Larry G. Swets, Jr., individually

D. Kyle Cerminara

/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually